[redacted]

SO 3-22-04

UF 3-11-04

SEC 04003722 COMMISSION
Washington, D.C. ...49

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31924

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wells Investment Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6200 The Corners Parkway, Suite 250
(No. and Street)

Norcross, GA 30092
(City) (State) (Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 01 2004

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas P. Williams (770 243-8124) or Bob McCullough (770-243-8449)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

600 Peachtree Street, Suite 2800, Atlanta, GA 30308
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 25 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Douglas P. Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wells Investment Securities, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President & CFO

Title

L. A. WOLEK NOTARY EXPIRES GEORGIA JUNE 10, 2006 PUBLIC COBB COUNTY

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Wells Investment Securities, Inc.

For the Year ended December 31, 2003
with Report of Independent Auditors

Wells Investment Securities, Inc.

Financial Statements
and Supplemental Schedules

For the Year Ended December 31, 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

Report of Independent Auditors

The Board of Directors and Stockholder
Wells Investment Securities, Inc.

We have audited the accompanying statement of financial condition of Wells Investment Securities, Inc. (a wholly owned subsidiary of Wells Real Estate Funds, Inc.) as of December 31, 2003, and the related statements of loss, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wells Investment Securities, Inc. at December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 24, 2004

Wells Investment Securities, Inc.

Statement of Financial Condition

December 31, 2003

Assets	
Cash and cash equivalents	$6,020,995
Commissions and dealer-manager fees receivable from affiliates *(Note 2)*	459,980
Prepaid expenses	64,324
CDSL receivable	31,401
Accounts receivable from broker-dealers *(Note 2)*	100,341
Income taxes receivable	700,050
Deferred tax asset	90,433
Other assets, net *(Note 2)*	1,035,230
Total assets	$8,502,754
Liabilities and stockholder's equity	
Liabilities:	
Due to affiliates *(Note 2)*	$2,410,715
Accounts payable to broker-dealers	3,683,688
Accounts payable and accrued expenses	39,653
Total liabilities	6,134,056
Commitments and contingencies *(Note 5)*	
Stockholder's equity:	
Common stock ($1 par value; 100,000 shares authorized; 6,000 shares issued and outstanding)	6,000
Additional paid-in capital	2,610,902
Accumulated deficit	(248,204)
Total stockholder's equity	2,368,698
Total liabilities and stockholder's equity	$8,502,754

See accompanying notes.

Wells Investment Securities, Inc.

Statement of Loss

Year ended December 31, 2003

Revenues:	
Selling commissions	$175,018,083
Dealer – Manager fees	64,521,123
Other commission income	224,055
Interest and other income	14,477
Total revenues	239,777,738
Expenses:	
Selling commissions re-allowed to participating broker-dealers	174,889,895
Marketing fees re-allowed to participating broker-dealers	30,309,693
Salaries and wages	34,379,199
Amortization of other assets	253,462
Mutual Fund service fees	100,528
SIPC and NASD fees	123,362
General and administrative	675,887
Total expenses	240,732,026
Loss before taxes	(954,288)
Income tax benefit	305,629
Net loss	$ (648,659)

See accompanying notes.

Wells Investment Securities, Inc.

Statement of Changes in Stockholder's Equity

	Common Stock		Additional Paid-in Capital	Accumulated Earnings (Deficit)	Total Stockholder's Equity
	Shares	Amount			
Balance at December 31, 2002	6,000	$6,000	$ 110,902	$ 400,455	$ 517,357
Capital contribution	–	–	2,500,000	–	2,500,000
Net loss	–	–	–	(648,659)	(648,659)
Balance at December 31, 2003	6,000	$6,000	$2,610,902	$(248,204)	$2,368,698

See accompanying notes.

Wells Investment Securities, Inc.

Statement of Cash Flows

Year ended December 31, 2003

Cash flows provided by operating activities	
Net loss	$ (648,659)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Amortization expense	253,462
Changes in assets and liabilities:	
Commissions and dealer-manager fees receivable from affiliates	4,344,405
CDSL receivable	(31,401)
Accounts receivable from broker-dealers	(100,341)
Prepaid expenses	(24,873)
Due to affiliates	(1,193,787)
Deferred tax asset	(90,433)
Accounts payable to broker-dealers	907,084
Accounts payable and accrued expenses	39,653
Income taxes receivable/payable	(886,196)
Net cash provided by operating activities	2,568,914
Cash flows used in investing activities	
Additions to other assets	(557,221)
Net cash used in investing activities	(557,221)
Cash flows provided by financing activities	
Capital contribution	2,500,000
Advances from affiliates	557,221
Net cash provided by financing activities	3,057,221
Net increase in cash and cash equivalents	5,068,914
Cash and cash equivalents at beginning of year	952,081
Cash and cash equivalents at end of year	$ 6,020,995
Supplemental information	
Income taxes paid	$ 692,430

See accompanying notes.

Wells Investment Securities, Inc.

Notes to Financial Statements

December 31, 2003

1. Organization and Summary of Significant Accounting Policies

Organization and Business

Wells Investment Securities, Inc. (the Company) was organized on April 20, 1984 as a corporation under the Georgia Business Corporation Code, and commenced operations on May 22, 1984. The Company became a wholly owned subsidiary of Wells Real Estate Funds, Inc. (WREF) upon the formation of the parent company on February 17, 1997.

The Company's sole purpose is to operate as a broker-dealer in connection with the distribution of securities for affiliated companies. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

The Company does not hold customer securities or customer funds, and accordingly, the Company qualifies for the exemption provisions of the SEC customer protection rule (Rule 15c3-3).

The Company acts as an agent in connection with the management, coordination, and distribution of shares of Wells Real Estate Investment Trust, Inc. (Wells REIT), Wells Real Estate Investment Trust II, Inc. (Wells REIT II), Wells S&P REIT Index Fund (the Mutual Fund), partnership units of the Wells Real Estate Funds, and interests in certain affiliated private ventures. Wells Capital, Inc. (Capital), an affiliate of the Company, acts as Advisor to the Wells REIT, Wells REIT II, and as general partner to several of the Wells Real Estate Funds. Wells Asset Management (WAM), an affiliate of the Company, acts as Advisor to the Mutual Fund. Wells Management Company, Inc. (Wells Management) acts as the sponsor of the offerings of the affiliated private ventures. The Company, Capital, WAM and Wells Management are all subsidiaries of WREF.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

1. Organization and Summary of Significant Accounting Policies (continued)

Revenue Recognition

The Company's revenues are primarily comprised of selling commissions and dealer-manager fees earned as compensation in connection with the distribution of shares of the Wells REIT, Wells REIT II, partnership units of the Wells Real Estate Funds, and interests in the affiliated private ventures. Commissions and dealer-manager fees are recognized on a trade-date basis.

The Company re-allows virtually all selling commissions and up to 1.5% of dealer-manager fees earned on the distribution of securities in the Wells REIT, Wells REIT II, the Wells Real Estate Funds, and the affiliated private ventures to the participating broker-dealers who originated the transaction.

The Company and WAM currently waive a portion of the fees to which they are contractually entitled to receive from the Mutual Fund in order to maintain total annual fund operating expenses at or below the prescribed levels for Class A, Class B and Class C shares of 0.99%, 1.74% and 1.74%, respectively. However, this fee waiver arrangement may be discontinued at any time at the option of WAM with at least six months written notice to all investors and brokers.

Cash and Cash Equivalents

The Company maintains three accounts consisting of demand deposits and short-term investments with two financial institutions. These accounts are insured up to $100,000 per institution by the U.S. Federal Deposit Insurance Corporation. The total deposits generally exceeded the insurance limits during the year. Other financial instruments that potentially subject the Company to credit risk consist primarily of commissions and dealer-manager fees receivable from affiliates described in Note 2.

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

1. Organization and Summary of Significant Accounting Policies (continued)

Allowance for Doubtful Accounts

An allowance for doubtful accounts is based on management's evaluation of possible uncollectible accounts. As of December 31, 2003, all significant outstanding receivables are due from affiliates of the Company, and as such, management believes that all receivables are fully collectible and that an allowance for doubtful accounts is not necessary.

Accounts Receivable from Broker-dealers

Accounts receivable from broker-dealers represent commissions paid on investments that were subsequently cancelled within the Company's 30 day cancellation period. Full recourse for all commission overpayments has been requested by the Company.

Other Assets, Net

Other assets consist of commissions financed by the Company on behalf of investors in the Wells REIT, the Wells Real Estate Funds, and the Mutual Fund. Commissions financed on behalf of the Mutual Fund are amortized over six years and one year for the Class B shares and Class C shares, respectively. If investors in the Class B or C shares redeem their shares during the amortization period, the Company receives Contingent Deferred Sales Load (CDSL) fees upon redemption, which are calculated as a percentage of the dollar amount of shares redeemed as dependent or how long the shares have been outstanding. CDSL fees are recorded as other commission income in the statement of loss. Commissions financed on behalf of Wells REIT and Wells Real Estate Funds are reimbursed to the Company over a six year period from a portion of the distributions that are otherwise due to the investors.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes*, whereby deferred taxes are provided for based upon the differences between the financial statement and tax basis of assets and liabilities using currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax assets or liabilities between years.

1. Organization and Summary of Significant Accounting Policies (continued)

Liabilities

The Company had no liabilities subordinated to claims of creditors as of December 31, 2003.

Risks and Uncertainties

The Company deals exclusively in interests in the Wells REIT, the Wells REIT II, the Wells Real Estate Funds, the Mutual Fund, and other affiliated private ventures for essentially all of its revenues. The Company's operations would be significantly impacted by a decline in services provided to these affiliates. Consequently, any such decline could have a detrimental effect on the financial condition and results of operations of the Company. Wells REIT stopped accepting new investor proceeds on December 11, 2003, with the exception of proceeds raised pursuant to its dividend reinvestment plan. As such, the Company will not earn substantial commissions or dealer-manager fees from Wells REIT subsequent to this date. Substantially all commissions and dealer-manager fees earned from the Wells REIT subsequent to this date will relate solely to reinvested dividends.

2. Related Party Transactions

During 2003, all dealer-manager fees and selling commissions were received from the Wells REIT, the Wells Real Estate Funds and certain affiliated private ventures. Dealer-manager fees are calculated as 2.5% of gross investment proceeds. Selling commissions are generally calculated as 7% of gross investment proceeds raised by the Wells REIT and Wells Real Estate Funds, and up to 5% of gross investment proceeds raised by the affiliated private ventures. Commissions and dealer-manager fees receivable from affiliates as of December 31, 2003 are summarized as follows:

Wells Real Estate Fund XIV, L.P.	$ 50,518
Wells REIT	409,462
Total	$459,980

2. Related Party Transactions (continued)

At December 31, 2003, other assets represent amounts related to the financing of sales commissions by the Company for sales of securities offered by the Wells REIT, the Wells Real Estate Funds, and the Mutual Fund. Capital has agreed to provide the necessary funding for this financing and the Company has agreed to reimburse Capital for amounts used to finance sales commissions. At December 31, 2003, due to affiliates includes $118,955 due to Capital as reimbursement for this funding.

For purposes of administrative efficiency, during 2003 Capital paid the salaries and wages of internal wholesalers, as well as certain costs of administrative overhead, on behalf of the Company. The Company was charged $34,427,199 from Capital during 2003, which is primarily comprised of commissions and related benefits earned on investor proceeds raised in the Wells sponsored products. These amounts are included in salaries and wages and general and administrative expenses in the accompanying statement of loss. At December 31, 2003, due to affiliates includes $1,820,550 due to Capital for salaries and wages.

Other significant amounts included in due to affiliates at December 31, 2003 include $391,650 due to the Wells REIT for overpayments to the Company on commissions and dealer-manager fees. Of this amount, $100,341 of commission related overpayments have been made to participating broker-dealers, for which repayment has been requested by the Company (see Note 1).

The Company shares office space with Wells Management. The Company reimbursed Wells Management $6,000 for the use of the office facilities during 2003.

The Company also reimbursed Capital for mutual fund service fees paid to external broker-dealers on its behalf totaling $100,528 in 2003.

On December 30, 2003, the Company entered into a Dealer Manager Fee Reimbursement Sharing Agreement (the Reimbursement Agreement) with the Wells REIT and Capital, effective as of October 1, 2003. Pursuant to this agreement, Capital and the Company have agreed to reimburse the Wells REIT for the dealer-manager fees and acquisition and advisory fees earned by the Company and Capital, respectively, with respect to the Wells REIT shares redeemed pursuant to the Wells REIT's share redemption program.

2. Related Party Transactions (continued)

Additionally, and in accordance with the SEC No-Action letter from the Division of Market Regulation of the SEC to the New York Stock Exchange, Inc. and NASD Regulation, Inc. dated July 11, 2003, Capital and the Company have agreed that each are responsible solely for the reimbursement of fees received by each, provided however, that to the extent such reimbursement by the Company would (a) cause the Company to have aggregate expenditures with respect to any calendar year in excess of its income for such year, or (b) increase the excess of the Company's expenses over its income of such year, Capital has agreed to assume the responsibility for the Company's reimbursements to Wells REIT, but in no event greater than the amount necessary to restore the net income of the Company for such calendar year to $0, and that the Company shall have no obligation to repay Capital for any amounts paid on its behalf.

During 2003, the Wells REIT redeemed $43,689,598 to investors under its share redemption program. In accordance with the aforementioned Reimbursement Agreement, the Company was obligated to reimburse the Wells REIT $1,092,240. However, since the Company was in a net loss position irrespective of this obligation, in accordance with the Reimbursement Agreement, Capital became obligated to incur this expense on behalf of the Company. The Company has no obligation to repay Capital for these amounts.

3. Net Capital Computation

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1.

The Company had net capital and required net capital of $1,178,711 and $408,937, respectively, at December 31, 2003. Its ratio of aggregate indebtedness to net capital was 5.2 to 1 as of December 31, 2003. The Company was within the allowable limit during the time period.

4. Income Taxes

The components of the income tax benefit are as follows:

Current	$215,196
Deferred	90,433
Total	$305,629

The current tax benefit relates to the carryback of $566,306 of the Company's 2003 net operating loss to prior years. The Company's deferred tax benefit relates solely to the anticipated future utilization of the Company's remaining net operating loss carryforward of $237,981 at December 31, 2003, which expires in 2023. As there are no differences between the financial reporting and tax bases of assets and liabilities of the Company, no other deferred tax assets or liabilities exist.

The reconciliation of the income tax benefit computed at the U.S. federal statutory rate to the income tax benefit recorded for financial reporting is as follows:

	Amount	**Percentage**
Tax benefit at the U.S. federal statutory rate	$(324,458)	34%
State tax benefit, net of federal tax benefit	(38,171)	4%
Non-deductible expenses	57,000	(6%)
Income tax benefit	$(305,629)	32%

5. Commitments and Contingencies

In the ordinary course of business, the Company may become subject to litigation or claims. Except as disclosed below, there are no material pending legal proceedings or proceedings known to be contemplated by governmental authorities involving the Company.

On October 9, 2003, Stephen L. Flood, the Luzerne County Controller, and the Luzerne County Retirement Board (Luzerne Board) on behalf of the Luzerne County Employee Retirement System (Plan) filed a lawsuit in the U.S. District Court, Middle District of Pennsylvania against 26 separate defendants, including the Wells REIT, the Company and WREF (Wells Defendants). The complaint alleges, among other things (1) that certain former members of the Luzerne Board named as defendants invested $10 million in the

5. Commitments and Contingencies (continued)

Wells REIT on behalf of the Plan, (2) that certain former board member defendants breached their fiduciary duties to the Plan by, among other things, permitting the investment of the Plan's funds in investments not suitable for the Plan because there were long-term illiquid investments, permitting the Plan to pay excessive fees and commissions to co-defendants, and accepting political contributions in exchange for awarding advisory and management agreements, (3) that the Wells Defendants and others knew or should have known that the investment, and the fees and commissions associated with the investment, was not a proper investment for the Plan because it was a long-term illiquid investment, (4) that the Wells Defendants and others knew or should have known that certain Luzerne Board members and certain investment advisors and managers were breaching their fiduciary duties to the Plan, (5) that the defendants engaged in and conspired to engage in an improper scheme to intentionally defraud the Plan, and (6) that the investment was not approved by a majority of the Luzerne Board at a public meeting and, consequently, the investment was an inappropriate and void action. The Plan is seeking damages of not less than $25 million, treble damages and punitive damages from all defendants on a joint and several liability basis. The Company believes that this lawsuit is without merit with respect to the Wells Defendants. While it is too early to determine the likely outcome of this lawsuit, the Company does not believe that a reserve for a loss contingency is necessary.

On August 26, 2003 the Company and Leo F. Wells, III, settled an NASD disciplinary proceeding against them by entering into a Letter of Acceptance, Waiver and Consent with the NASD which contained findings by the NASD that the Company and Mr. Wells had violated certain of its Conduct Rules related to providing non-cash compensation of more than $100 to associated persons of NASD member firms in connection with their attendance at the annual educational conferences sponsored by the Company in 2001 and 2002. It also stated that the Company and Mr. Wells failed to adhere to all the terms of a written undertaking made in March 2001. The Company consented to a censure, and Mr. Wells consented to suspension from acting in a principal capacity with a member firm for a period of one year. The Company and Mr. Wells also agreed to the imposition of a joint and several fine in the amount of $150,000, which is recorded in the statement of loss as general and administrative expenses. The Company is not aware of any additional exposure related to the NASD disciplinary proceeding.

5. Commitments and Contingencies (continued)

On or about July 30, 2003, L. James Richards (Richards) filed a lawsuit in the United States District Court, Northern District of Georgia against the Company and WREF alleging discrimination against him on the basis of his religion when he was not offered employment as an outside wholesaler. The complaint was answered on October 9, 2003, denying Richards' allegations in their entirety. The parties are now engaged in discovery. Although it is too early to predict the outcome of this matter, the Company and WREF dispute Richards' claims and intend to continue to vigorously defend against these claims.

6. Subsequent Events

On January 21, 2004, Wells REIT II broke escrow in all states except for Pennsylvania with fund raising exceeding the required 250,000 shares at $10.00 per share. Escrow will not be broken in Pennsylvania until total fundraising for Wells REIT II exceeds $200,000,000. During the period January 1, 2004 through February 24, 2004, Wells REIT II raised in excess of $26,000,000, Wells Real Estate Fund XIV, L.P. raised in excess of $700,000, and the Mutual Fund raised in excess of $28,000,000.

Supplemental Schedules

Wells Investment Securities, Inc.

Schedule I
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2003

Net capital	
Total stockholder's equity	$ 2,368,698
Deduct assets not allowable for net capital	(1,189,987)
Net capital	$ 1,178,711
Aggregate indebtedness	
Items included in statement of financial condition:	
Total liabilities	$ 6,134,056
Total aggregate indebtedness	$ 6,134,056
Computation of basic net capital requirement	
Minimum net capital required	$ 408,937
Net capital surplus at 1500%	$ 769,774
Net capital surplus at 1000%	$ 565,305
Ratio: aggregate indebtedness to net capital	5.2 to 1
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2003)	
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 824,635
Audit adjustments:	
Dealer-manager fees and other commission income	(249,376)
Commission expense	(56,945)
Income taxes receivable	700,050
Accounts payable and accrued expenses	(39,653)
Net capital per above	$ 1,178,711

Wells Investment Securities, Inc.

Schedule II
Statement Regarding SEC Rule 15c3-3

December 31, 2003

Exemptive Provision

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(i) of the Rule.

ERNST & YOUNG

Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

The Board of Directors
Wells Investment Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Wells Investment Securities, Inc. (the "Company"), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 24, 2004